SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding

3 August 2004

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons



No of Reports in announcement: 1

 1. Name of director:

    Philip A J Broadley
    David Clementi

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Directors named above

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    P A J Broadley - in his own name
    David Clementi - in the name of Frank Nominees Limited

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    N/A

 6. Number of shares/amount of stock acquired:

    PAJ Broadley - 4,500 ordinary shares @ GBP4.395
    D Clementi - 3,500 ordinary shares @ GBP4.39

 7. Percentage of issued class:

    PAJ Broadley - Less than 0.0003%
    D Clementi - Less than 0.0002%

 8. Number of shares/amount of stock disposed:

    N/A

 9. Percentage of issued class:

    N/A

10. Class of security:

    Ordinary shares of 5p each

11. Price per share:

    See point 6 above

12. Date of transaction:

    3 August 2004

13. Date company informed:

    3 August 2004

14. Total holding following this transaction:

    PAJ Broadley - 231,969 shares
    D Clementi - 14,242 shares

15. Total percentage holding of issued class following this notification:

    PAJ Broadley - Less than 0.012%
      D Clementi - 0.0008%



    If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

    N/A

17. Period during which or date on which exercisable:

    N/A

18. Total amount paid (if any) for grant of the option:

    N/A

19. Description of shares or debentures involved: class, number:

    N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

21. Total number of shares or debentures over which options held following this notification:

        N/A


Additional information:



                              -ENDS-

Contact name for Enquiries

Jennie Webb, 020 7548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805





Date of Notification

3 August 2004




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 August 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              Deputy Group Secretary